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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                         FOR THE MONTH OF DECEMBER, 2002

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                            PEPSI-GEMEX, S.A. DE C.V.
             (Exact name of Registrant as specified in its Charter)

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                              AVENIDA ACOXPA NO. 69
                            COL. SAN LORENZO HUIPULCO
                               DELEGACION TLALPAN
                               14370 MEXICO, D.F.
                                     MEXICO

              (Address of Registrant's principal executive offices)

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         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F __x__ Form 40-F ____

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes _____ No __x__

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______
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                                                                       EXHIBIT 1
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PRESS RELEASE                                                PEPSI-GEMEX

Contact: Irma Montemayor                                Acoxpa 69
Pepsi-Gemex, S.A. de C.V.                               Col. San Lorenzo Hipulco
Phone: 525-55-627-8610                                  14370 Mexico, D.F.
Fax:     525-55-627-8613                                Phone:  525-55-627-8600
e-mail: imontemayor@pepsigemex.com.mx

DECEMBER 9, 2002 (MEXICO CITY, MEXICO)-Pepsi-Gemex, S.A. de C.V., the second largest Pepsi bottler outside the United States and sole anchor bottler for Pepsi-Cola in Mexico, completed a covenant defeasance pursuant to the terms of the Indenture, dated as of April 4, 1997, governing its $160 million 9 3/4 percent Guaranteed Senior Notes due 2004.

Pursuant to the covenant defeasance, Pepsi-Gemex deposited enough funds to cover all remaining interest and principal payments due under the Notes through their maturity date, which is March 30, 2004. The funds were deposited in an account held by The Bank of New York, the trustee under the Indenture. With the funds deposited, Pepsi-Gemex was released from its obligations under certain financial, reporting and other covenants in the Indenture that, among other things, restricted its ability to undertake financial and operational actions.

Pepsi-Gemex is one of Mexico's largest soft drink producers. Pepsi-Gemex produces Pepsi, Mirinda, KAS, Seven-Up, Manzanita Sol, Power Punch, Garci Crespo and San Lorenzo mineral waters and Squirt. Pepsi-Gemex also offers Seagram products to its customers and owns Mexico's largest purified water company, Electropura.

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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

                                   Pepsi-Gemex, S.A. de C.V.


                                   By:  /s/ LUIS ALEJANDRO BUSTOS OLIVARES
                                        Name:  Luis Alejandro Bustos Olivares
                                        Title: Authorized Signatory



Date: December 9, 2002